UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 10, 2017

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

After over eleven years of service to Edward D. Jones & Co., L.P. ("Edward Jones"), and pursuant to the terms of the Agreement of Registered Limited Liability Limited Partnership, dated June 6, 2014, of The Jones Financial Companies, L.L.L.P. (the "Partnership"), on July 10, 2017, James A. Tricarico, Jr., general partner of the Partnership, member of the Partnership's Executive and Management Committees, Chairman of the Partnership's Audit Committee and the Partnership's Chief Legal Officer, announced his intention to retire effective December 31, 2017. Mr. Tricarico joined Edward Jones as a principal and general counsel in 2006. During his tenure at Edward Jones, Mr. Tricarico has had responsibility for the Legal and Compliance Divisions and Government Relations. Mr. Tricarico currently serves as a member of the board of directors and executive committee of the Securities Industry and Financial Markets Association ("SIFMA") and a member of SIFMA's Compliance and Legal Society's executive committee, of which he is a former president.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: July 12, 2017

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien

Title: Chief Financial Officer